FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE

MOODY’S UPGRADED ENERSIS
AND IT’S MAIN GENERATION SUBSIDIARY ENDESA CHILE TO INVESTMENT GRADE

(Santiago, Chile, December 14th, 2006) ENERSIS S.A. (NYSE: ENI) announced today that Moody’s upgraded its rating for Enersis and for its 60% owned subsidiary, Endesa Chile, to Baa3 from Ba1, both with “Stable Outlook”. With this rating action, both companies achieved “investment grade” category.

Moody’s upgrade was mostly attributed to the companies’ greater financial flexibility and liquidity, in particular after both closed on very flexible 3-year US$ 200 million credit facilities, for an aggregate of US$ 400 million, allowing the companies a substantive committed line reserved mostly for potential financial stress in case of future need.

Additionally, Moody’s said that the Baa3 rating on Enersis and its subsidiary Endesa Chile, reflect that the financial performance has increased markedly over the last two years as a result of improvements in the regulatory framework and higher demand for electricity in the countries in which the companies operate; namely, Chile, Colombia, Peru, Brazil and Argentina.

The ratings were placed on Stable Outlook, reflecting the stable scenario in the region, with higher prices for electricity, better economic conditions, strong increase in the electricity demand and a lower regulatory uncertainty.

Now that the companies are also “investment grade” for Moody’s, the companies expect to be in a better position to tap the international debt capital markets for future refinancing needs, and the yields on outstanding Yankee bonds are expected to decrease.

For further information, please contact us:

Susana Rey
Head of Investor Relations
srm@e.enersis.cl
 56 (2) 353 4554

Carmen Poblete	Ignacio Gonzalez	Marcela Muñoz	Denisse Labarca
Investor Relations	Investor Relations	Investor Relations	Investor Relations
Representative	Representative	Representative	Representative
cpt@e.enersis.cl	ijgr@e.enersis.cl	mml1@e.enersis.cl	dla@e.enersis.cl
56 (2) 353 4447	56 (2) 353 4552	56 (2) 353 4555	56 (2) 353 4492

Maria Luz Muñoz
Investor Relations
Assistant
mlmr@e.enersis.cl
 56 (2) 353 4682

SANTA ROSA #76 15 FLOOR	www.enersis.cl

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Name: Ignacio Antoñanzas
Title: Chief Executive Officer

Date: Dec. 15, 2006